UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Brian L. Reach
    66 Golf Road
    Bloomfield, NJ  07033

2.  Issuer Name and Ticker Trading Symbol

    Celadon Group, Inc. (CLDN)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    April, 1996

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer

    Other -- Vice President - Special Projects (resigned March 21, 1997)

7.  Individual of Joint/Group Filing

    Form filed by One Reporting Person

TABLE I  -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
            owned

1.  Title of Security

2.  Transaction Date (Month/Day/Year)

3.  Transaction Code

4.  Securities Acquired (A) or Disposed of (D)

5.  Amount of Securities Beneficially Owned at End of Month

6.  Ownership Form:  Direct (D) or Indirect (I)

7.  Nature of Indirect Beneficial Ownership

TABLE II -- Non-Derivative Securities Acquired, Disposed of, or
            Beneficially owned

1.  Title of Derivative Security

    (a) Employee Stock Option
        (Right to Buy)

    (b) Employee Stock Option
        (Right to Buy)

2.  Conversion or Exercise Price of Derivative Security

    (a) $20.00

    (b) $10.00

3.  Transaction Date (Month/Day/Year)

    (a) 9/9/94

    (b) 4/12/96

4.  Transaction Code (Instr. 8)

    (a) Code    V    D(1)

    (b) Code    V    A

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

    (a)    (D) 20,000

    (b)    (A) 20,000

6.  Date Exercisable and Expiration Date (Month/Day/Year)

   (a)  Date Exercisable  (2)

        Expiration Date  9/9/04

    (b) Date Exercisable (3)

        Expiration Date 9/9/04

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    (a) Title:  Common

    (b) Title:  Common

    Amount or Number of Shares

    (a) 20,000

    (b) 20,000

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially Owned at End of
    Month

    (a) -0-

    (b) 49,998

10.  Ownership Form of Derivative Security; Direct (D) or
     Indirect (I)

     (a) D

     (b) D

11.  Nature of Indirect Beneficial Ownership


Explanation of Responses:

(1) Cancellation of Options in connection with grant of repriced replacement options;

(2) Options were exercisable as follows: (i) one-third from 90 days from September 9, 1994 (the "Effective Date"); (ii) one-third one (1) year from the Effective Date; and (iii) one-third two years from the Effective Date; and (3) two-thirds were exercisable as of the Transaction Date and the remaining one-third were exercisable on September 9, 1996.



                                   September 12, 1997

                                  /s/ Brian L. Reach
                                      Brian L. Reach
                               Signature of Reporting Person